FUSION FUEL GREEN PLC

10 Earlsfort Terrace

Dublin 2, D02 T380, Ireland

May 11, 2022

VIA EDGAR

Mr. Gregory Herbers

Division of Corporation Finance

Office of Manufacturing

Securities and Exchange Commission

Washington, D.C. 20549

Re:	Fusion Fuel Green PLC

Registration Statement on Form F-3

Filed May 5, 2022

File No. 333-264714

Dear Mr. Herbers:

Fusion Fuel Green PLC (the “Company”) hereby requests, pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, acceleration of effectiveness of the above-referenced registration statement so that such registration statement will become effective as of 4:00 p.m., Friday, May 13, 2022, or as soon thereafter as practicable.

Very truly yours,

FUSION FUEL GREEN PLC

By:	/s/ Frederico Chaves
Name: Frederico Chaves
Title: Chief Financial Officer